Exhibit 99.1
ECARX Announces Fourth Quarter 2025 Unaudited Financial Results

London, February 12, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended December 31, 2025.

“Ziyu Shen, ECARX Chairman and CEO, commented, “The fourth quarter was a critical inflection point for us, marking the start of our next phase of sustainable, profitable growth as we realize our vision of becoming a leading AI technology provider for the global automotive industry. We delivered our second consecutive quarter of positive net income and positive adjusted EBITDA, as revenue hit a historic high of US$304.7 million, up 13% year-over-year. For the full year, we delivered on our double-digit revenue growth target with total revenue increasing to US$847.9 million. This resilient growth despite macroeconomic headwinds and tightened semiconductor supply is a testament to the successful execution of our lean operating strategy, and the growing global demand for our diverse portfolio of solutions.

We remain firmly on track to sustain this momentum, fueled by two distinct engines that are unlocking opportunities from both new and existing partnerships. Our computing platforms are increasingly being recognized for their ability to drive strong sales for best-selling models, allowing us to deepen penetration across our partner vehicle lineups. At the same time, our globalization strategy is amplifying our value proposition as a core technology partner worldwide. This is best showcased by our deepening partnership with Volkswagen Group to supply digital cockpit solutions for multiple models in Latin America, demonstrating the replicability and scalability of our solutions on a global scale. This is the path to structurally transforming ourselves into a truly global technology leader.

Looking ahead to 2026, we are fully prepared for the next phase of our growth trajectory. At this time, I would like to announce the departure of our Chief Financial Officer, Phil Zhou, and take the opportunity to thank him for his leadership and significant contributions to ECARX. Whilst we will miss his support we wish him every success in his new opportunity. We will be announcing our new Chief Financial Officer in due course.

As we continue to execute our growth strategy, the close to US$200 million in aggregate proceeds we raised recently is a powerful endorsement of both our strategic direction and technological leadership. This will be deployed to support the build-out of our R&D program, delivery, and supply chain infrastructure to fuel our global expansion and propel our business towards high-value software and AI services. With a strong finish to 2025, our continued and accelerating global expansion, and our expanding suite of innovative solutions, we are well positioned to capitalize on the opportunities ahead and to drive the automotive industry’s transition towards software defined vehicles in 2026 and beyond.”

Fourth Quarter 2025 Financial Results:
•Total revenue was US$304.7 million, up 13% year-over-year (“YoY”).
◦Sales of goods revenue was US$269.5 million, up 27% YoY. The growth in sales of goods revenue was mainly due to a US$104.5 million increase attributable to the higher volume of automotive computing platform sold, partially offset by a US$8.0 million decrease due to lower volume of SoC core modules and a US$38.7 million decrease due to lower average selling price mainly in relation to automotive computing platforms.
◦Software license revenue was US$2.0 million, down 84% YoY, primarily due to declined per-vehicle software license revenue.
◦Service revenue was US$33.2 million, down 27% YoY, mainly impacted by reduced design and development service revenue.

•Total cost of revenue was US$241.0 million, up 13% YoY, due to higher sales volumes of automotive computing platform products, partially offset by a lower SoC core modules volume and reduced software and service costs.
•Gross profit was US$63.7 million, up 11% YoY, which resulted in a gross margin of 21%, flat YoY.
•Research and development expenses were US$29.1 million, down 39% YoY, reflecting continued strategic resource prioritization and R&D integration.
•Selling, general and administrative expenses and others, net were US$27.5 million, up 22% YoY, mainly resulting from a higher share-based compensation expense in the current quarter.
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•Net profit was US$2.8 million, compared with a loss of US$6.0 million during the same period last year, primarily attributable to a higher operating income and other income, despite a decrease in equity investment gains.
•Adjusted EBITDA (non-GAAP) was US$21.6 million, compared with adjusted EBITDA (non-GAAP) of US$9.5 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of December 31, 2025 was US$93.2 million.
Full Year 2025 Financial Results:
•Total revenue was US$847.9 million, up 10% compared to US$771.5 million in 2024.
◦Sales of goods revenue was US$703.1 million, up 15% compared to US$611.2 million in 2024, the increase in sales revenue was primarily due to a US$236.1 million increase in the sales volume of automotive computing platform products, primarily driven by an increase in the sales volume of Antora®, Venado™, and Pikes® series, partially offset by a US$145.6 million decrease from changes in the per unit price. Additionally, there was a US$6.3 million increase attributable to changes in SoC core modules unit price as a result of product mix change and a US$5.4 million decline from decreased sales volume of SoC core modules. Automotive merchandise and other products’ sales increased by US$0.4 million.
◦Software license revenue was US$29.7 million, down 30% compared to US$42.5 million in 2024, primarily driven by a decrease in intellectual property license revenue. Intellectual property license revenue was US$2.2 million in 2025 and contributed US$17.2 million to total revenue in 2024.
◦Service revenue was US$115.1 million, down 2% compared to US$117.8 million in 2024, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the year.
•Total cost of revenue was US$686.6 million, up 12% compared to US$611.4 million in 2024, primarily driven by an increase in sales volume of automotive computing platform products and higher design and development contract cost, partially offset by decreased cost of SoC core modules.
•Gross profit was US$161.3 million, up 1% compared to US$160.1 million in 2024, representing a gross margin of 19% (compared to 21% in 2024).
•Research and development expenses were US$123.3 million, down 30% compared to US$174.9 million in 2024, primarily attributable to strategic resource prioritization and improved R&D efficiencies.
•Selling, general and administrative expenses and others, net were US$92.7 million, down 14% compared to US$108.1 million in 2024, primarily driven by our disciplined operations and lower share-based compensation expenses incurred in 2025.
•Net loss incurred by us in 2025 was US$68.9 million, down 50% compared to US$137.8 million in 2024, primarily driven by lower total operating expenses and lower loss from change in fair value of equity securities, increased government grant, partially offset by reduced gains from equity method investments and an increase in interest expense.
•Adjusted EBITDA (non-GAAP) loss was US$14.4 million in 2025, representing an 83% improvement from adjusted EBITDA (non-GAAP) loss of US$82.5 million in 2024. See “Non-GAAP Financial Measure.”

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Recent Business Development Highlights and Updates:
•Expanding Global Footprint and Partnership
◦Approximately 11 million vehicles on the road with ECARX technologies as of December 31, 2025
◦Deepened partnership with Volkswagen Group, securing a second agreement to supply digital cockpit solutions for multiple models in Latin America
◦Continued to drive globalization strategy and developed broader global strategic partnerships in order to structurally transform our business into even more of a truly global technology leader, and we are working to significantly pivot our business toward international markets in the coming years
◦Concurrently, we are working to obtain relevant regulatory determination in the US to engage with US automakers and further expand our addressable market

•Technological Advancements and Product Launches
◦Continued mass production of the Pikes® computing platform and integrated it with the Cloudpeak® cross-domain software stack and Flyme Auto 2 on Lynk & Co 10 EM-P – the first model with this advanced solution – before replicating it in Lynk & Co 07 and 08 EM-P models and setting new industry benchmarks for AI-powered intelligent cockpits
◦Powered the global launch of Geely’s flagship Galaxy M9, also integrated with the Pikes® computing platform, Cloudpeak® cross-domain software stack, and Flyme Auto 2
◦Growing adoption of the Cloudpeak® software stack is further advancing the Company’s leadership in AI-powered cockpit solutions with AI agents, generative UIs, and an AI operating systems offering drivers an intuitive and adaptive in-vehicle experience

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Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Thursday, February 12, 2026, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link –https://edge.media-server.com/mmc/p/ctisxjxh
To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BI77be73bf981b49c7bed9cd333bdda80e to receive dial-in information.
A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,400 employees based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany. To date, ECARX products can be found in approximately 11 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future
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market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.
Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.
For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Gillian Tiltman
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2024	As of December 31, 2025
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	44.3	87.1
Restricted cash	5.9	6.1
Short-term investments	17.9	31.2
Accounts receivable – third parties, net	30.1	14.8
Accounts receivable – related parties, net	187.3	185.5
Notes receivable	2.3	6.0
Inventories	31.9	62.3
Amounts due from related parties	5.0	53.7
Prepayments and other current assets	61.4	36.5
Total current assets	386.1	483.2

Non-current assets
Long-term investments	2.2	61.5
Property and equipment, net	21.9	26.7
Intangible assets, net	42.2	40.4
Operating lease right-of-use assets	18.2	16.8
Goodwill	3.5	3.7
Other non-current assets – third parties	3.9	30.2
Other non-current assets – related parties	36.4	—
Total non-current assets	128.3	179.3
Total assets	514.4	662.5

LIABILITIES
Current liabilities
Short-term borrowings	185.2	310.7
Accounts payable - third parties	220.3	192.8
Accounts payable - related parties	70.0	104.5
Notes payable	19.3	19.3
Amounts due to related parties	24.1	54.6
Contract liabilities, current - third parties	0.9	0.1
Contract liabilities, current - related parties	20.5	7.3
Operating lease liabilities - current	5.6	5.0
Convertible notes payable-current	64.5	38.8
Accrued expenses and other current liabilities	85.5	88.9
Income tax payable	2.8	1.0
Total current liabilities	698.7	823.0

Non-current liabilities
Long-term borrowings	—	5.6
Contract liabilities, non-current - related parties	5.1	—
Convertible notes payable, non-current	—	60.3
Operating lease liabilities, non-current	16.7	15.7
Warrant liabilities, non-current	1.2	1.1
Provisions	15.0	17.8
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2024	As of December 31, 2025
Millions, except otherwise noted	US$	US$
Other non-current liabilities - third parties	13.3	20.7
Deferred tax liabilities	2.1	1.7
Total non-current liabilities	53.4	122.9
Total liabilities	752.1	945.9

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	895.0	958.1
Treasury shares, at cost	(1.0)	(30.0)
Accumulated deficit	(1,124.5)	(1,190.5)
Accumulated other comprehensive loss	(9.2)	(20.2)
Total deficit attributable to ordinary shareholders	(239.7)	(282.6)
Noncontrolling interests	2.0	(0.8)
Total shareholders' deficit	(237.7)	(283.4)
Liabilities and shareholders' deficit	514.4	662.5
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

	Twelve Months Ended December 31		Three Months Ended December 31
	2024	2025	2024	2025
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
Revenue
Sales of goods revenue	611.2	703.1	211.7	269.5
Software license revenue	42.5	29.7	12.6	2.0
Service revenue	117.8	115.1	45.5	33.2
Total revenue	771.5	847.9	269.8	304.7
Cost of goods sold	(537.6)	(610.3)	(189.8)	(230.1)
Cost of software licenses	(17.8)	(17.2)	(7.0)	(0.4)
Cost of services	(56.0)	(59.1)	(15.6)	(10.5)
Total cost of revenue	(611.4)	(686.6)	(212.4)	(241.0)
Gross profit	160.1	161.3	57.4	63.7

Research and development expenses	(174.9)	(123.3)	(47.8)	(29.1)
Selling, general and administrative expenses and others, net	(108.1)	(92.7)	(22.5)	(27.5)
Total operating expenses	(283.0)	(216.0)	(70.3)	(56.6)
(Loss)/Income from operations	(122.9)	(54.7)	(12.9)	7.1

Interest income	3.1	3.7	0.8	0.6
Interest expense	(18.6)	(23.8)	(8.4)	(9.9)
Share of results of equity method investments	5.6	1.2	16.2	0.8
Foreign currency exchange (losses)/gain	(1.1)	(1.2)	(0.6)	0.1
Others, net	(3.7)	7.1	(1.0)	3.3
(Loss)/Profit before income taxes	(137.6)	(67.7)	(5.9)	2.0
Income tax (expense)/benefit	(0.2)	(1.2)	(0.1)	0.8
Net (Loss)/Profit	(137.8)	(68.9)	(6.0)	2.8
Net loss/(profit) attributable to noncontrolling interests	8.0	2.9	0.5	(0.2)
Net (loss)/profit attributable to ECARX Holdings Inc. ordinary shareholders	(129.8)	(66.0)	(5.5)	2.6
Net (loss)/profit	(137.8)	(68.9)	(6.0)	2.8
Other comprehensive (loss)/income:
Fair value change of long term investment in convertible loan, net of nil income taxes	—	(0.1)	—	(0.1)
Foreign currency translation adjustments, net of nil income taxes	3.8	(10.8)	10.7	(5.9)
Comprehensive (loss)/income	(134.0)	(79.8)	4.7	(3.2)
Comprehensive loss/(income) attributable to noncontrolling interests	8.2	2.8	0.6	(0.2)
Comprehensive (loss)/income attributable to ECARX Holdings Inc.	(125.8)	(77.0)	5.3	(3.4)

(Loss)/Earnings per ordinary share
–Basic (loss)/earnings per share, ordinary shares	(0.39)	(0.19)	(0.02)	0.01
–Diluted (loss)/earnings per share, ordinary shares	(0.39)	(0.19)	(0.02)	0.01
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares - Basic	336,641,846	338,659,826	333,819,732	341,002,836
–Weighted average number of ordinary shares - Diluted	336,641,846	338,659,826	333,819,732	347,153,696

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Twelve Months Ended December 31		Three Months Ended December 31
	2024	2025	2024	2025
Millions	US$	US$	US$	US$
Net (Loss)/Profit	(137.8)	(68.9)	(6.0)	2.8
Interest income	(3.1)	(3.7)	(0.8)	(0.6)
Interest expense	18.6	23.8	8.4	9.9
Income tax expense/(benefit)	0.2	1.2	0.1	(0.8)
Depreciation of property and equipment	7.9	7.7	2.2	2.4
Amortization of intangible assets	12.7	12.2	3.3	2.5
EBITDA	(101.5)	(27.7)	7.2	16.2
Share-based compensation expenses	19.0	13.3	2.3	5.4
Adjusted EBITDA	(82.5)	(14.4)	9.5	21.6
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